July 11, 2019

Hajime Uba
Chairman and Chief Executive Officer
Kura Sushi USA, Inc.
17932 Sky Park Circle, Suite H
Irvine, CA 92614

       Re: Kura Sushi USA, Inc.
           Registration Statement on Form S-1
           Filed July 3, 2019
           File No. 333-232551

Dear Mr. Uba:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

Summary Historical Financial and Operating Data, page 12

1. Refer to the section of Key Financial and Operational Metrics on pages 13 and 50, and also the average unit volumes data on page 59 of MD&A. Please include or advise why no average unit volumes data have been included for the nine months ended May 31, 2018 and 2019. We note you have included other financial and operating metrics for the comparative interim periods.
Dilution, page 47

2. We note your computation of net tangible book value at May 31, 2019 of $18.8 million appears to exclude deferred tax assets. Please disclose how you determined your net tangible book value.
 Hajime Uba
Kura Sushi USA, Inc.
July 11, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Beverly Singleton, Staff Accountant, at (202) 551-3328 or Doug
Jones, Staff Accountant, at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or John Dana Brown, Attorney-Advisor, at (202) 551-3859 with any other questions.



                                                           Sincerely,
FirstName LastNameHajime Uba
                                                           Division of
Corporation Finance
Comapany NameKura Sushi USA, Inc.
                                                           Office of
Transportation and Leisure
July 11, 2019 Page 2
cc:       Aaron Seamon
FirstName LastName